FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding proposed public issuance of corporate bonds to qualified investors of Huaneng Power International, Inc. (the Registrant”); and
2.          Announcement on revising the remuneration of independent non-executive directors of the Registrant;

Each submitted by the Registrant on June 30, 2018.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON PROPOSED PUBLIC ISSUANCE OF CORPORATE BONDS TO QUALIFIED INVESTORS

In order to satisfy the operation and production needs, adjust the debt structure, supplement the working capital and/or project investment, Huaneng Power International, Inc. (the “Company” or the “Issuer”) proposed a public issuance of corporate bonds with an aggregate principal amount of not exceeding RMB25 billion (inclusive) to the qualified investors.

On 3 May 2018, the Company considered and passed the Proposal on the General Mandate to Issue Onshore and Offshore Debt Financing Instruments at the 2017 annual general meeting. It was agreed that the Company, after obtaining approval from the relevant regulatory authorities, was authorized to issue onshore and offshore debt financing instruments on an one-off or multiple issuances basis in or outside the PRC, including but not limited to domestic corporate bonds, enterprise debentures and medium-term notes to be issued within the inter-bank debt markets as well as the offshore Renminbi, US dollar and other foreign currency denominated bonds, with a principal amount of not exceeding RMB34.3 billion within 24 months from the date of obtaining an approval at the general meeting, and an unconditional general mandate was granted to the Board or any two or more Directors to determine the specific terms and conditions of and the matters relevant to the issuance of debt financing instruments according to the needs of the Company and the then prevailing market conditions and in conjunction with the regulatory requirements. The Company considered and passed the Proposal on Public Issuance of Corporate Bonds to Qualified Investors at the 13th meeting of the ninth session of the Board of Directors of the Company held on 29 June 2018, details of which are set out as follows: ：

I.	SATISFACTION OF THE COMPANY OF THE CONDITIONS FOR THE ISSUANCE OF CORPORATE BONDS

According to the relevant provisions of the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, the Administrative Measures for the Issuance and Trading of Corporate Bonds and other relevant laws, regulations and regulatory documents, and upon examination on the Company’s actual situation, the Company is considered to have satisfied the requirements for public issuance of corporate bonds to the qualified investors and have fulfilled the conditions and obtained the qualifications for public issuance of corporate bonds to the qualified investors.

II.	SUMMARY ON THE ISSUANCE OF CORPORATE BONDS

(i)	Issuance size of the corporate bonds

The aggregate issuance size of the corporate bonds shall not exceed RMB25 billion (inclusive).

(ii)	Issuance targets and issuance method

The targets of the public issuance of the corporate bonds are the qualified investors as stipulated in the Administrative Measures for the Issuance and Trading of Corporate Bonds and other regulations, and the corporate bonds will be issued in one or multiple tranches according to capital needs within the period approved by China Securities Regulatory Commission (the “CSRC”).

(iii)	Issuance and listing stock exchange

Shanghai Stock Exchange. Application for the listing and trading of the corporate bonds will be made by the Company to the Shanghai Stock Exchange. Upon approval by the regulatory authorities, the corporate bonds may also be listed and traded on other stock exchanges permitted by applicable laws, which shall be determined by the Directors as authorized by the Board in accordance with the relevant laws and regulations, approval by the regulatory authorities and the market conditions.

(iv)	Type and term of the bonds

The corporate bonds to be issued shall include but not limited to general corporate bonds, renewable corporate bonds, green corporate bonds, Belt and Road bonds with a term of not exceeding 20 years (renewable corporate bonds are not subject to this limit). The corporate bonds may be single-type bonds or hybrid bonds. The specific type(s), term and issuance size of each type of the corporate bonds shall be determined by the Directors as authorized by the Board in accordance with the relevant regulations and the market conditions.

(v)	Use of proceeds

The proceeds from the issuance of the corporate bonds are intended to be used towards satisfying the operation and production needs, adjusting the debt structure, and supplementing the working capital and/or project investment of the Company.

(vi)	Coupon rate

The corporate bonds bear a fixed interest rate, and the coupon rate of the bonds shall be determined by the Directors as authorized by the Board of the Company together with the lead underwriter(s) through negotiation with reference to the results of book-building process at the time of issuance.

(vii)	Guarantee

The corporate bonds are unsecured bonds.

(viii)	Safeguard measures for debt repayment

In order to further protect the interest of the bondholders, and in the event of expected inability of the Company to repay the principal and interests of the bonds when they become due within the duration of the corporate bonds, the Company shall devise and adopt a number of measures for repayment to safeguard the interest of the bondholders.

(ix)	Validity of the resolution

The resolution on the issuance of the corporate bonds of the Company shall be valid from the date on which the proposal on the issuance was considered and approved at the 13th meeting of the ninth session of the Board and will expire on a date which is 24 months after the date on which the proposal was approved at the annual general meeting for 2017.

III.	SUMMARY OF FINANCIAL INFORMATION OF THE ISSUER

The consolidated financial statements of the Company for 2015, 2016 and 2017 and the financial statements of the parent company have been audited by KPMG Huazhen LLP which has issued its standard unqualified audit report (KPMG Huazhen Shen Zi No. 1600666, KPMG Huazhen Shen Zi No. 1700666 and KPMG Huazhen Shen Zi No. 1800666). The financial data of the first quarter of 2018 has not been audited.

The financial data for 2015, 2016 and 2017 are extracted from the audited financial reports for 2016 and 2017 of the Company respectively, while the financial data for the first three months of 2018 are extracted from the unaudited first quarterly financial report of 2018 of the Company. Of which, the financial data as at the end of 2016 have been restated in the annual report of 2017 in accordance with the relevant requirements of the Accounting Standards for Business Enterprises as a result of completion of business combination under common control during 2017. The financial data for 2016 in the prospectus shall be the audited restated financial data as shown in the 2017 annual report of the Company.

(i)	Balance sheets, income statements and cash flow statements of the Issuer for the recent three years and the latest period

1.	Consolidated financial statements for the recent three years and the latest period

(1)	Consolidated balance sheets for the recent three years and the latest period

Table – Consolidated balance sheets of the Issuer for the recent three years and the latest period

Unit: RMB in 10 thousands
Assets	As at the end of the first quarter of 2018	As at the end of 2017	As at the end of 2016 (Restated)	As at the end of 2015
Current assets:
Cash at bank and on hand	1,599,978.88	936,482.35	1,021,418.47	753,781.26
Derivative financial assets	16,780.90	25,836.40	27,860.20	13,946.80
Notes receivable	405,000.75	361,092.75	263,936.56	197,778.97
Accounts receivable	2,137,309.73	2,183,666.71	1,715,763.82	1,439,961.12
Advances to suppliers	58,509.88	56,461.08	98,475.99	57,397.01
Interest receivable	2,226.45	2,231.53	2,213.03	17.52
Other receivables	143,843.42	150,821.32	525,296.66	130,729.71
Dividends receivable	27,389.67	27,389.67	72,445.28	30,500.00
Inventories	831,151.76	738,541.15	804,600.91	542,273.20
Non-current assets due within one year	77,972.03	77,803.54	13,630.41	11,802.67
Other current assets	262,972.76	293,444.57	320,304.31	10,470.81
Total current assets	5,563,136.23	4,853,771.07	4,865,945.63	3,188,659.07
Non-current assets:
Available-for-sale financial assets	208,154.34	165,499.33	356,092.78	512,786.29
Derivative financial assets	4,216.73	7,532.79	9,972.08	4,504.42
Long-term receivables	125,370.26	125,656.49	128,841.61	61,827.93
Long-term equity investment	1,973,959.59	1,931,725.39	1,971,529.32	1,951,662.87
Fixed assets (for investment)	21,980.88	21,740.63

Assets	As at the end of the first quarter of 2018	As at the end of 2017	As at the end of 2016 (Restated)	As at the end of 2015
Construction-in-progress	24,297,885.17	24,507,948.18	24,468,302.97	19,547,996.24
Construction materials	2,501,160.68	2,639,675.50	2,629,640.74	2,020,255.12
Fixed assets pending for disposal	194,413.70	195,076.19	349,110.87	291,110.53
Fixed assets pending for disposal	255.83	306.94	8,425.26	10,331.09
Intangible assets	1,358,452.13	1,372,822.30	1,414,611.36	1,167,986.11
Goodwill	1,196,585.87	1,215,641.56	1,197,559.21	993,014.18
Long-term deferred expenses	27,335.12	27,808.10	24,715.97	14,812.29
Deferred income tax assets	285,338.24	298,030.29	244,764.78	130,554.79
Other non-current assets	500,943.57	506,138.15	306,427.02	77,471.33
Total non-current assets	32,696,052.11	33,015,601.84	33,109,993.98	26,784,313.19
Total assets	38,259,188.34	37,869,372.91	37,975,939.61	29,972,972.26
Liabilities and shareholders’ equity:
Current liabilities:
Short-term loans	6,604,420.97	8,025,134.84	6,827,107.41	4,988,348.93
Derivative financial liabilities	6,523.10	6,217.85	13,356.95	87,485.20
Notes payable	192,751.98	173,219.02	307,900.41	95,331.93
Accounts payable	1,561,174.91	1,376,428.48	1,207,528.09	844,976.87
Amounts received in advance	77,944.71	150,492.61	127,455.55	44,937.48
Salary and welfare payables	59,632.18	58,151.09	48,920.58	31,328.42
Taxes payable	125,574.43	130,220.99	142,466.92	-122,623.43
Interest payables	110,967.21	94,730.16	76,184.18	87,433.34
Dividends payable	131,176.87	173,542.59	157,517.96	78,889.50
Other payables	1,741,373.11	1,987,617.90	2,060,947.26	1,507,858.28
Non-current Liabilities due within one year	2,459,035.85	2,263,083.98	1,876,923.10	2,437,117.27
Provision	4,579.52	3,673.77	2,175.80	1,500.05

Assets	As at the end of the first quarter of 2018	As at the end of 2017	As at the end of 2016 (Restated)	As at the end of 2015
Other current liabilities	1,953,360.06	1,152,535.87	2,768,058.03	1,968,957.93
Total current liabilities	15,028,514.90	15,595,049.16	15,616,542.24	12,051,541.77
Non-current liabilities:
Long-term loans	11,466,393.41	10,703,095.82	9,691,123.57	6,602,802.33
Derivative financial liabilities	8,529.43	14,848.65	20,116.92	43,008.90
Bonds payable	1,597,602.60	1,599,383.28	1,218,297.09	1,126,132.21
Long-term payables	176,946.04	185,352.40	170,634.91	135,961.01
Long-term Employee benefits payable	7,716.95	7,723.41	9,077.93	9,702.50
Specific accounts payable	12,772.31	3,460.66	4,813.57	4,823.35
Provision (non-current)	5,244.40	5,244.40	5,244.40	–
Deferred income tax liabilities	122,702.73	128,394.99	142,985.91	141,797.22
Deferred income	398,123.03	406,453.25	378,030.66	263,217.26
Total non-current liabilities	13,796,030.90	13,053,956.87	11,640,324.95	8,327,444.79
Total liabilities	28,824,545.80	28,649,006.03	27,256,867.19	20,378,986.56
Shareholders’ equity:
Share capital	1,520,038.34	1,520,038.34	1,520,038.34	1,520,038.34
Other equitable instruments	513,155.00	506,855.00	–	–
Of which: perpetual debts	–	506,855.00	–	–
Capital reserve	1,491,323.82	1,491,323.82	2,953,084.71	1,825,077.72
Other comprehensive income	10,969.72	14,401.64	70,073.38	13,556.07
Special reserves	5,964.89	5,577.35	5,142.71	2,949.99
Surplus reserves	818,627.47	818,627.47	818,627.47	818,627.47
Undistributed profits	3,312,090.34	3,196,510.60	3,469,136.40	3,760,647.43
Total equity attributable to shareholders of the Company	7,672,169.58	7,553,334.23	8,836,103.01	7,940,897.03
Non-controlling interests	1,762,472.96	1,667,032.65	1,882,969.41	1,653,088.67
Total shareholders’ equity	9,434,642.54	9,220,366.88	10,719,072.42	9,593,985.70

Assets	As at the end of the first quarter of 2018	As at the end of 2017	As at the end of 2016 (Restated)	As at the end of 2015
Total liabilities and shareholders’ equity	38,259,188.34	37,869,372.91	37,975,939.61	29,972,972.26

(2)	Consolidated income statements for the recent three years and the latest period

Table – Consolidated income statements of the Issuer for the recent three years and the latest period

Unit: RMB in 10 thousands
Items	For the first quarter of 2018	For the year of 2017	For the year of 2016 (Restated)	For the year of 2015
i. Operating revenue	4,325,563.46	15,245,944.40	13,815,029.62	12,890,487.25
Less: Operating cost	3,742,239.93	13,520,927.18	10,807,519.52	9,152,126.38
Operating tax and levies	46,651.86	137,631.21	145,282.14	115,776.03
Selling expenses	618.36	1,747.41	1,576.39	443.75
General and administrative expenses	89,916.42	396,879.28	434,767.41	399,664.52
Financial expenses	244,476.65	940,573.91	878,470.06	780,934.66
Asset impairment loss	-103.18	118,848.68	141,830.92	309,015.28
Add: Net gain on fair value changes	-38.56	-276.04	-1,298.63	-1,674.22
Investment income	21,803.20	221,218.90	348,385.91	169,719.60
Of which: Investment income from associates and joint ventures	21,545.04	44,439.86	117,941.50	158,195.84
Gain from asset disposal	276.34	6,216.02	2,360.44	–
Other gain	9,141.24	53,027.86	–	–

Items	For the first quarter of 2018	For the year of 2017	For the year of 2016 (Restated)	For the year of 2015
ii. Operating profit	232,945.64	409,523.46	1,755,030.90	2,300,572.00
Add: Non-operating income	1,889.08	39,448.46	115,904.41	100,181.55
Less: Non-operating expenses	767.53	76,967.87	92,571.59	62,240.83
iii. Profit before tax	234,067.19	372,004.05	1,778,363.72	2,338,512.72
Less: Income tax expense	61,273.62	157,346.85	450,896.58	583,545.01
iv. Net profit	172,793.57	214,657.20	1,327,467.13	1,754,967.71
Of which: Net profit generated by acquire before business combination under common control	–	–	248,844.65	–
(1) Classified based on business continuity
1. Net profit from continuing operation	172,793.57	214,657.20	1,327,467.13	1,754,967.71
2. New profit on cessation of operation	–	–	–	–
2. Classified based on equity interests
1. Net profit attributable to shareholders of the Company	121,896.81	179,315.10	1,038,241.37	1,378,605.01
2. loss attributable to minority shareholders	50,896.76	35,342.10	289,225.76	376,362.69

Items	For the first quarter of 2018	For the year of 2017	For the year of 2016 (Restated)	For the year of 2015
v. Other comprehensive income, net of tax	-37,445.98	-58,521.35	56,419.98	115,585.95
Other comprehensive income (net of tax) attributed to equity holders of the Company	-35,426.50	–	–	–
(i) Other comprehensive income (net of tax) attributed to equity holders of the Company that may not be reclassified to profit or loss	798.03	–	–	–
1. Remeasurement of changes in net liabilities or net assets of defined benefit plans	–	–	–	–
2. Share of other comprehensive income of the equity-accounted investee that may not be reclassified to profit or loss	801.30	–	–	–
3. Gains/Losses arising from changes in fair value of other equity instruments investments	-3.27	–	–	–
(ii) Other comprehensive income (net of tax) attributed to equity holders of the Company that may be reclassified to profit or loss	-36,224.53	-55,671.73	54,759.10	115,595.58

Items	For the first quarter of 2018	For the year of 2017	For the year of 2016 (Restated)	For the year of 2015
1. Share of other comprehensive income of the equity-accounted investee that may be reclassified to profit or loss	-225.01	12,120.78	-18,057.25	67,879.34
2. Gains/Losses arising from changes in fair value of available-for-sale financial assets	–	28,175.03	-14,895.70	55,826.08
3. Gains/Losses arising from holdings to maturity investments reclassified as available-for-sale financial assets	–	–	–	–
4. Effective hedging portion of Gains or losses arising from cash flow hedging instruments	-5,134.77	6,285.39	101,510.28	5,192.18
5. Translation differences of the financial statements of foreign operations	-30,864.75	11,282.69	60,366.53	-13,302.02
6. Others	–	-113,535.63	-74,164.76	–
Other comprehensive income (net of tax) attributable to non- controlling interests	-2,019.48	-2,849.62	1,660.88	-9.63
vi. Total comprehensive income	135,347.59	156,135.85	1,383,887.12	1,870,553.66
Attributable to Shareholders of the Company	86,470.31	123,643.36	1,093,000.47	1,494,200.59
Attributable to Non-controlling interests	48,877.28	32,492.48	290,886.64	376,353.06
vii. Earnings per share
Basic earnings per share (RMB per share)	0.08	0.11	0.68	0.95
Diluted earnings per share (RMB pershare)	0.08	0.11	0.68	0.95

(3)	Consolidated cash flow statements for the recent three years and the latest period

Table – Consolidated cash flow statements of the Issuer for the recent three years and the latest period

Unit: RMB in 10 thousands
Items	For the first quarter of 2018	For the year of 2017	For the year of 2016 (Restated)	For the year of 2015
i. Cash flows generated from operating activities
Cash received from sales of goods and services rendered	5,124,511.86	16,608,279.44	15,454,136.66	14,484,072.40
Cash received from return of taxes and fees	3,326.35	10,916.32	8,553.54	7,907.36
Other cash received relating to operating activities	22,263.47	133,384.67	110,272.69	129,988.63
Sub-total of cash inflows of operating activities	5,150,101.68	16,752,580.43	15,572,962.89	14,621,968.40
Cash paid for goods and services received	3,619,427.71	11,729,369.63	9,007,185.08	7,818,865.66
Cash paid to and on behalf of employees	279,666.65	1,003,081.65	971,455.12	739,677.55
Payments of taxes	290,155.16	940,180.09	1,647,044.70	1,712,457.50
Other cash paid relating to operating activities	24,698.42	160,212.81	165,861.30	114,696.99
Sub-total of cash outflows of operating activities	4,213,947.94	13,832,844.17	11,791,546.20	10,385,697.71
Net cash flows generated from operating activities	936,153.74	2,919,736.26	3,781,416.69	4,236,270.70
ii. Cash flows used in investing activities
Cash received from withdrawal of investment	–	310,504.42	151,185.25	–
Cash received on investment income	87.31	141,938.02	106,011.40	93,718.94

Items	For the first quarter of 2018	For the year of 2017	For the year of 2016 (Restated)	For the year of 2015
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	371.91	28,660.89	26,936.58	10,901.25
Net cash received from disposals of subsidiaries and other operating business units	–	53,043.67	98,143.15	–
Net cash received from acquiring subsidiaries	–	–	33,653.99	–
Other cash received relating to investing activities	1,850.55	7,976.23	7,774.85	6,842.85
Sub-total of cash inflows of investing activities	2,309.77	542,123.23	423,705.23	111,463.04
Cash paid for acquiring fixed assets, intangible assets and other long-term assets	360,641.06	2,604,543.47	2,628,701.28	2,433,431.12
Cash paid for investments	36,683.40	30,751.57	139,026.92	88,978.00
Net cash paid for acquiring subsidiaries and other operating business units	–	1,312,868.70	–	967,093.10
Other cash paid relating to investing activities	–	–	–	1,766.86
Sub-total of cash outflows of investing activities	397,324.46	3,948,163.74	2,767,728.20	3,491,269.07
Net cash flows (used in)/ provided by investing activities	-395,014.69	-3,406,040.51	-2,344,022.97	-3,379,806.03
iii. Cash flows used in financing activities
Cash received from investments	46,542.83	583,803.39	58,661.96	530,742.11
Including: Cash received from minority shareholder investment by subsidiaries	46,542.83	83,808.39	48,661.96	62,310.68
Cash received from borrowings	2,835,778.10	14,027,045.60	12,716,417.92	7,724,173.37

Items	For the first quarter of 2018	For the year of 2017	For the year of 2016 (Restated)	For the year of 2015
Cash received from issuance of bonds	1,200,000.00	3,878,867.92	3,718,233.96	1,898,000.00
Other cash received relating to financing activities	3,113.83	72,010.50	48,819.45	42,201.11
Sub-total of cash inflows of financing activities	4,085,434.76	18,561,727.42	16,542,133.29	10,195,116.60
Cash repayments of borrowings	3,663,875.37	16,406,903.64	16,025,296.75	9,840,067.44
Cash payments for dividends, profit or interest expense	274,763.71	1,661,721.95	1,938,779.36	1,716,716.44
Including: Dividend and profit paid to minority shareholders by subsidiaries	42,365.73	218,414.50	276,719.58	295,419.38
Other cash paid relating to financing activities	17,647.96	91,783.83	80,322.73	52,398.59
Sub-total of cash outflows of financing activities	3,956,287.04	18,160,409.42	18,044,398.84	11,609,182.46
Net cash flows provided by/(used in) financing activities	129,147.72	401,317.99	-1,502,265.55	-1,414,065.87
iv. Effect of exchange rate fluctuations on cash held	-4,528.47	1,017.12	7,171.87	3,284.59
v. Net increase/(decrease) in cash	665,758.30	-83,969.14	-57,699.96	-554,316.62
Add: cash at beginning of year	928,239.00	1,012,208.14	1,069,908.09	1,302,141.57
vi. Cash at end of year	1,593,997.30	928,239.00	1,012,208.14	747,824.95

2.	Financial statements of the parent company for the recent three years and the latest period

(1)	Balance sheets of the parent company for the recent three years and the latest period

Table – Balance sheets of the Issuer’s parent company for the recent three years and the latest period

Unit: RMB in 10 thousands
Assets	As at the end of first quarter of 2018	As at the end of 2017	As at the end of 2016	As at the end of 2015
Current Assets：
Cash at bank and on hand	562,228.99	96,433.96	243,837.37	227,346.42
Notes receivable	47,605.39	41,747.29	43,118.55	38,029.72
Accounts receivable	553,737.38	553,150.41	440,746.60	485,999.09
Amounts paid in advance	14,415.13	8,790.16	7,575.68	8,547.48
Interest receivable	3,248.37	3,092.68	3,273.91	21,392.06
Other receivables	205,880.48	182,347.85	216,596.23	174,743.21
Dividends receivable	277,604.96	294,596.74	176,620.25	105,845.95
Inventories	281,285.72	209,151.87	247,328.53	163,783.71
Other current assets	323,626.14	250,951.02	771,000.67	1,506,338.23
Non-current assets due within one year	61,681.19	61,501.31	–	–
Total current assets	2,331,313.75	1,701,763.30	2,150,097.80	2,732,025.87
Non-current assets:
Available-for-sale financial assets	205,029.63	162,370.19	344,335.67	511,561.21
Long-term equity investment	7,945,578.98	7,844,940.15	6,885,510.75	6,584,596.91
Fixed assets (for investment)	14,732.24	14,554.76	–	–
Fixed assets	5,204,334.87	5,307,804.24	5,615,845.15	5,813,935.18
Construction-in-progress	115,026.21	118,959.05	138,717.79	132,355.38
Construction materials	4,842.50	4,763.07	2,104.61	8,998.91

Assets	As at the end of first quarter of 2018	As at the end of 2017	As at the end of 2016	As at the end of 2015
Fixed assets pending for disposal	–	29.97	7.83	31.16
Intangible assets	157,277.75	158,488.90	158,458.12	166,227.60
Long-term deferred expenses	4,106.96	4,326.60	4,679.02	1,097.12
Deferred income tax assets	47,011.82	59,576.95	28,626.82	–
Other non-current assets	2,132,691.45	2,107,206.72	1,582,008.20	1,422,622.00
Total non-current assets	15,830,632.41	15,783,020.61	14,760,293.96	14,641,425.48
Total assets	18,161,946.16	17,484,783.91	16,910,391.75	17,373,451.35
Current liabilities:
Short-term loan	2,899,500.00	4,155,500.00	3,143,000.00	3,489,000.00
Accounts payable	454,174.33	409,306.95	382,092.35	322,111.00
Amounts received in advance	5,647.18	22,223.04	20,661.00	15,644.20
Salary and welfare payables	13,151.33	12,386.55	10,522.40	8,922.60
Taxes payable	14,344.37	23,422.33	28,737.94	33,596.68
Interest payables	88,434.36	61,879.90	42,874.74	57,911.64
Other payables	169,920.46	203,375.84	232,560.15	274,938.84
Non-current liabilities due within one year	648,090.30	607,936.42	472,364.56	1,543,557.14
Other current liabilities	1,935,959.17	1,127,133.96	2,760,130.09	1,959,723.87
Provision	3,754.64	3,044.83	1,862.19	1,450.03
Total current liabilities	6,232,976.14	6,626,209.82	7,094,805.41	7,706,856.01
Non-current liabilities:
Long-term loans	2,480,277.28	1,473,423.40	669,472.63	1,025,417.74
Bonds payable	1,597,602.60	1,599,383.28	1,218,297.09	1,126,132.21
Long-term payables	9,434.45	9,050.41	7,893.64	–
Long-term Employee benefits payable	6.45	9.18	17.24	24.58
Specific accounts payable	7,127.22	3,365.57	3,005.18	3,034.94
Deferred income tax liabilities	–	–	–	8,270.92

Assets	As at the end of first quarter of 2018	As at the end of 2017	As at the end of 2016	As at the end of 2015
Deferred income	165,489.33	170,671.54	185,734.39	193,237.84
Derivative financial liabilities	1,262.79	2,228.34	6,990.40	8,045.68
Total non-current liabilities	4,261,200.12	3,258,131.72	2,091,410.58	2,364,163.90
Total liabilities	10,494,176.26	9,884,341.54	9,186,215.99	10,071,019.91
Shareholders’ equity:
Share capital	1,520,038.34	1,520,038.34	1,520,038.34	1,520,038.34
Other equitable instruments	513,155.00	506,855.00	–	–
Capital surplus	980,049.24	980,049.24	1,701,774.43	1,701,774.43
Other comprehensive income	101,537.21	68,242.18	137,947.58	244,224.73
Special reserves	4,862.95	4,671.43	4,153.73	2,183.53
Surplus reserves	818,627.47	818,627.47	818,627.47	818,627.47
Undistributed profits	3,729,499.69	3,701,958.70	3,541,634.21	3,015,582.93
Total shareholders’ equity	7,667,769.90	7,600,442.36	7,724,175.76	7,302,431.43
Total liabilities and shareholders’ equity	18,161,946.16	17,484,783.91	16,910,391.75	17,373,451.35

(2)	Income statements of the parent company for the recent three years and the latest period

Table – Income statements of the Issuer’s parent company for the recent three years and the latest period

Unit: RMB in 10 thousands
Items	For the first quarter of 2018	For the year of 2017	For the year of 2016	For the year of 2015
i. Operating revenue	1,281,053.38	4,697,176.44	4,193,217.94	4,882,476.55
Less: Operating cost	1,122,651.66	4,110,089.21	3,161,954.60	3,293,232.49
Operating tax and levies	15,696.65	50,392.15	50,422.56	54,210.61
Selling expenses	508.53	458.72	512.43	–
General and administrative expenses	42,039.52	171,523.29	192,074.77	219,104.07
Financial expenses	93,239.65	367,407.52	372,381.50	470,057.98
Asset impairment loss	17.94	31,423.90	5,036.23	232,822.07
Add: Investment income	33,780.49	704,770.97	968,340.52	845,905.98
Including: Investment income from associates and joint ventures	9,195.62	34,480.39	100,662.66	112,517.66
Revenue from assets disposal	6.57	1,366.12	208.12	–
Other revenue	4,665.47	18,737.22	–	–
ii. Operating profit	45,351.96	690,755.96	1,379,384.50	1,458,955.31
Add: Non-operating income	276.75	5,496.37	48,370.79	74,007.21
Less: Non-operating expenses	70.03	27,022.17	27,040.73	31,449.26
iii. Profit before tax	45,558.68	669,230.17	1,400,714.56	1,501,513.26
Less: Income tax expense	11,700.61	59,741.47	158,179.46	265,948.53
iv. Net profit	33,858.07	609,488.70	1,242,535.10	1,235,564.72
Attributable to Shareholders of the Company	–	609,488.70	1,242,535.10	1,235,564.72
v. Other comprehensive income, net of tax	1,300.45	-69,705.40	-106,277.15	125,108.46

Items	For the first quarter of 2018	For the year of 2017	For the year of 2016	For the year of 2015
(i) Other comprehensive income (net of tax) attributed to equity holders of the Company that may not be reclassified to profit or loss	801.30	–	–	–
1. Remeasurement of changes in net liabilities or net assets of defined benefit plans	–	–	–	–
2. Share of other comprehensive income of the equity-accounted investee that may not be reclassified to profit or loss	801.30	–	–	–
(ii) Other comprehensive income (net of tax) attributed to equity holders of the Company that may be reclassified to profit or loss	499.15	-69,705.40	-106,277.15	125,108.46
1. Share of other comprehensive income of the equity-accounted investee that may be reclassified to profit or loss	-225.01	12,120.78	-18,057.25	67,879.34
2. Gains/Losses arising from changes in fair value of available-for-sale financial assets	–	28,137.90	-14,846.60	55,826.08
3. Gains/Losses arising from holdings to maturity investments reclassified as available-for-sale financial assets	–	–	–	–

Items	For the first quarter of 2018	For the year of 2017	For the year of 2016	For the year of 2015
4. Effective hedging portion of Gains or losses arising from cash flow hedging instruments	724.16	3,571.55	791.46	1,403.04
5. Translation differences of the financial statements of foreign operations	–	–	–	–
6. Others	–	-113,535.63	-74,164.76	–
vi. Total comprehensive income	35,158.52	539,783.30	1,136,257.95	1,360,673.18

(3)	Cash flow statements of the parent company for the recent three years and the latest period

Table – Cash flow statements of the Issuer’s parent company for the recent three years and the latest period

Unit: RMB in 10 thousands
Items	For the first quarter of 2018	For the year of 2017	For the year of 2016	For the year of 2015
i. Cash flows generated from operating activities
Cash received from sales of goods and services rendered	1,457,395.69	5,310,239.37	4,906,790.74	5,737,747.55
Cash received from return of taxes and fees	–	87.47	–	299.94
Other cash received relating to operating activities	9,130.63	25,170.55	24,346.37	136,301.41
Sub-total of cash inflows of operating activities	1,466,526.32	5,335,497.39	4,931,137.11	5,874,348.89
Cash paid for goods and services received	1,152,544.43	3,895,212.31	2,884,317.83	3,166,894.84
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	88,674.08	316,852.96	331,196.65	333,133.48
Payments of taxes	97,012.19	350,893.49	538,907.26	710,462.58

Items	For the first quarter of 2018	For the year of 2017	For the year of 2016	For the year of 2015
Other cash paid relating to operating activities	20,143.22	80,213.54	70,804.34	74,186.95
Sub-total of cash outflows of operating activities	1,358,373.92	4,643,172.30	3,825,226.07	4,284,677.85
Net cash flows generated from operating activities	108,152.40	692,325.08	1,105,911.03	1,589,671.05
ii. Cash flows used in investing activities
Cash received from withdrawal of investment	–	391,832.94	730,735.08	–
Cash received on investment income	41,420.97	465,394.32	803,054.03	798,028.44
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	23.71	3,264.59	2,201.12	5,769.25
Net cash received from disposals of subsidiaries and other operating business units	–	–	–	–
Sub-total of cash inflows of investing activities	41,444.68	860,491.85	1,535,990.23	803,797.69
Cash paid for acquiring fixed assets, intangible assets and other long-term assets	31,104.27	249,251.78	344,550.47	393,317.25
Cash paid for investments	182,238.29	1,872,173.83	304,586.94	1,708,166.70
Sub-total of cash outflows of investing activities	213,342.56	2,121,425.60	649,137.41	2,101,483.96
Net cash flows (used in)/ provided by investing activities	-171,897.88	-1,260,933.75	886,852.82	-1,297,686.27
iii. Cash flows used in financing activities
Cash received from investments	–	499,995.00	–	468,431.43
Cash received from borrowings	2,187,355.34	7,528,724.46	5,882,000.00	5,123,000.00
Other cash received relating to financing activities	232.24	7,158.44	12,383.11	16,191.38

Items	For the first quarter of 2018	For the year of 2017	For the year of 2016	For the year of 2015
Cash received from issuance of bonds	1,200,000.00	3,878,867.92	3,718,233.96	1,898,000.00
Sub-total of cash inflows of financing activities	3,387,587.58	11,914,745.83	9,612,617.07	7,505,622.80
Cash repayments of borrowings	2,789,782.07	10,664,329.32	10,505,327.56	7,390,934.28
Cash payments for dividends, profit or interest expense	63,711.85	819,003.05	1,079,587.36	1,014,301.36
Other cash paid relating to financing activities	2,054.28	10,092.08	4,968.17	8,700.00
Sub-total of cash outflows of financing activities	2,855,548.20	11,493,424.45	11,589,883.09	8,413,935.64
Net cash flows provided by/(used in) financing activities	532,039.38	421,321.37	-1,977,266.01	-908,312.83
iv. Effect of exchange rate fluctuations on cash held	-1,283.90	-44.42	5.17	6,332.41
v. Net increase in cash	467,010.00	-147,331.72	15,503.01	-609,995.64
Cash at beginning of year	94,214.34	241,546.06	226,043.05	836,038.70
vi. Cash at end of year	561,224.34	94,214.34	241,546.06	226,043.05

3.	Changes in the consolidation scope of the Issuer for the recent three years and the latest period

(1)	Changes in the scope of the consolidated financial statements of the Issuer for 2015

Ways of changes	Name of subsidiaries	Reasons for changes
Increase	Huaneng Chaohu Power Generation Co., Ltd.	Merger and acquisition
	Huaneng Yingcheng Thermal Power Co., Ltd.	Merger and acquisition
	Huaneng Wuhan Power Generation Co., Ltd.	Merger and acquisition
	Huaneng Hualiangting Hydropower Co., Ltd.	Merger and acquisition
	Huaneng Suzhou Thermal Power Co., Ltd.	Merger and acquisition
	Huaneng Jingmen Thermal Power Co., Ltd.	Merger and acquisition
	Enshi Qingjiang Dalongtan Hydropwer Development Co., Ltd.	Merger and acquisition
	Huaneng Hainan Power Co., Ltd.	Merger and acquisition
	Huaneng Ruijin Power Generation Co., Ltd.	Merger and acquisition
	Huaneng Anyuan Power Generation Co., Ltd.	Merger and acquisition
	Huaneng Shanxi Taihang Power Generation Limited Liability Company	Newly established
	Huaneng Mianchi Clean Energy Limited Liability Company	Newly established
	Huaneng Zhuolu Clean Energy Limited Liability Company	Newly established
	Huaneng Tongwei Wind Power Limited Liability Company	Newly established
	Huaneng Yizheng Power Generation Limited Liability Company	Newly established
	Huaneng Yancheng Dafeng New Energy Power Generation Limited Liability Company	Newly established
	Huaneng Shanyin Power Generation Limited Liability Company	Newly established
	Huaneng Jiangsu Energy Sales Limited Liability Company	Newly established
	Huaneng Liaoning Energy Sales Limited Liability Company	Newly established
	Huaneng Guangdong Energy Sales Limited Liability Company	Newly established
	Huaneng Suizhou Power Generation Limited Liability Company	Newly established
	Huaneng Changle Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Longyan Wind Power Generation Limited Liability Company	Newly established

Ways of changes	Name of subsidiaries	Reasons for changes
	Huaneng Yunnan Malong Wind Power Generation Limited Liability Company	Newly established
	Huaneng Dandong Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Dongguan Combined Cycle Co-generation Limited Liability Company	Newly established
	Huaneng Yangxi Photovoltaic Power Limited Liability Company	Newly established
Decrease	Huaneng Yingkou Port Limited Liability Company	Transferred to a joint venture

(2)	Changes in the scope of the consolidated financial statements of the Issuer for 2016

Ways of changes	Name of subsidiaries	Reasons for changes
Increase	Huaneng Chongqing Fengjie Wind Power Generation Limited Liability Company	Newly established
	Huaneng Changxing Hongqiao Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Jingxing Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Wulatehouqi Clean Energy Limited Liability Company	Newly established
	Huaneng Shanxi Energy Sales Limited Liability Company	Newly established
	Huaneng Chongqing Energy Sales Limited Liability Company	Newly established
	Huaneng Hunan Energy Sales Limited Liability Company	Newly established
	Huaneng Jiangxi Energy Sales Limited Liability Company	Newly established
	Huaneng Hebei Energy Sales Limited Liability Company	Newly established
	Huaneng Henan Energy Sales Limited Liability Company	Newly established
	Huaneng Handan Heating Limited Liability Company	Newly established
	Huaneng (Huzhou Development Zone) Photovoltaic Power Limited Liability Company	Newly established
	Huaneng (Fujian) Energy Sales Limited Liability Company	Newly established
	Huaneng Hubei Energy Sales Limited Liability Company	Newly established
	Huaneng (Sanming) Clean Energy Limited Liability Company	Newly established
	Huaneng Yueyang Xingang Photovoltaic Power Limited Liability Company	Newly established

Ways of changes	Name of subsidiaries	Reasons for changes
	Huaneng Shanghai Energy Sales Limited Liability Company	Newly established
	Huaneng Yushe Photovoltaic Power Limited Liability Company	Newly established
	Huaneng Anhui Energy Sales Limited Liability Company	Newly established
	Huaneng (Shanghai) Power Maintenance Limited Liability Company	Newly established
	Xuzhou Tongshan District Xiehe Wind Power Generation Limited Liability Company	Merger and acquisition
	Luoyang Yangguang Co-generation Limited Liability Company	Merger and acquisition
Decrease	Huaneng Wenchang Wind Power Generation Co., Ltd.	De-registered

(3)	Changes in the scope of the consolidated financial statements of the Issuer for 2017

Ways of changes	Name of subsidiaries	Reasons for changes
Increase	Ruzhou Xuji Wind Power Co., Ltd.	Enterprise merger not under the same control
	Huaneng Shandong Power Limited	Enterprise merger not under the same control
	Huaneng Jilin Power Limited	Enterprise merger not under the same control
	Huaneng Heilongjiang Power Limited	Enterprise merger not under the same control
	Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.	Enterprise merger not under the same control
	Huaneng Hegang Power Generation Co., Ltd.	Enterprise merger not under the same control
	Huaneng Xinhua Power Generation Co., Ltd.	Enterprise merger not under the same control
	Huaneng Tongjiang Wind Power Co., Ltd.	Enterprise merger not under the same control
	Huaneng Daqing Thermal Power Co., Ltd.	Enterprise merger not under the same control
	Daqing Luyuan Wind Power Co., Ltd.	Enterprise merger not under the same control
	Huaneng Yichun Thermal Power Co., Ltd.	Enterprise merger not under the same control
	Huaneng Heilongjiang Energy Sales Co., Ltd.	Enterprise merger not under the same control
	Zhaodong Huaneng Heating Co., Ltd.	Enterprise merger not under the same control
	Huaneng Linjiang Jubao Hydropower Co., Ltd.	Enterprise merger not under the same control
	Huaneng Jilin Energy Sales Co., Ltd.	Enterprise merger not under the same control
	Huaneng Jilin Bio-Power Generation Co., Ltd.	Enterprise merger not under the same control
	Huaneng Jining New Energy Co., Ltd.	Enterprise merger not under the same control

Ways of changes	Name of subsidiaries	Reasons for changes
	Huaneng Zibo Boshan Photovoltaic Power Co., Ltd.	Enterprise merger not under the same control
	Huaneng Rizhao Heating Co., Ltd.	Enterprise merger not under the same control
	Huaneng Laiwu New Energy Co., Ltd.	Enterprise merger not under the same control
	Huaneng Shandong Sishui New Energy Co., Ltd.	Enterprise merger not under the same control
	Huaneng Shandong Power Thermal Marketing Co., Ltd.	Enterprise merger not under the same control
	Huaneng Shandong Information Technology Co., Ltd.	Enterprise merger not under the same control
	Huaneng Penglai Wind Power Co., Ltd.	Enterprise merger not under the same control
	Huaneng Zhanhua New Energy Co., Ltd.	Enterprise merger not under the same control
	Huaneng Yantai Bajiao Thermal Power Co., Ltd.	Enterprise merger not under the same control
	Huaneng Weihai Haishu Photovoltaic Power Generation Co., Ltd.	Enterprise merger not under the same control
	Huaneng Zibo Baiyanghe Power Generation Co., Ltd.	Enterprise merger not under the same control
	Huaneng Yantai Power Generation Co., Ltd.	Enterprise merger not under the same control
	Huaneng Jinan Huangtai Power Generation Co., Ltd.	Enterprise merger not under the same control
	Huaneng Dezhou Heating Co., Ltd.	Enterprise merger not under the same control
	Huaneng Dongying New Energy Co., Ltd.	Enterprise merger not under the same control
	Huaneng Shandong Power Overhaul Technology Co., Ltd.	Enterprise merger not under the same control
	Huaneng Shandong Electric Power Fuel Co., Ltd.	Enterprise merger not under the same control
	Shandong Rizhao Power Generation Co., Ltd.	Enterprise merger not under the same control
	Huaneng Laiwu Power Generation Co., Ltd.	Enterprise merger not under the same control
	Huaneng Shandong Ruyi Coal Power Co., Ltd.	Enterprise merger not under the same control
	Huaneng Jiaxiang Power Generation Co., Ltd.	Enterprise merger not under the same control
	Huaneng Qufu Thermal Power Co., Ltd.	Enterprise merger not under the same control
	Huaneng Jining High-tech Zone Thermal Power Co., Ltd.	Enterprise merger not under the same control

Ways of changes	Name of subsidiaries	Reasons for changes
	Huaneng Shandong (Hong Kong) Investment Co., Ltd.	Enterprise merger not under the same control
	Shandong Silu International Power Co., Ltd.	Enterprise merger not under the same control
	Shandong Changdao Wind Power Co., Ltd.	Enterprise merger not under the same control
	Huaneng Rongcheng New Energy Co., Ltd.	Enterprise merger not under the same control
	Huaneng Jining Canal Power Generation Co., Ltd.	Enterprise merger not under the same control
	Huaneng Linyi Power Generation Co., Ltd.	Enterprise merger not under the same control
	Liaocheng Changrun Guodian Heating Co., Ltd.	Enterprise merger not under the same control
	Linyi Blue Sky Heating Co., Ltd.	Enterprise merger not under the same control
	Yantai 500 Heating Co., Ltd.	Enterprise merger not under the same control
	Huaneng Liaocheng Thermal Power Co., Ltd.	Enterprise merger not under the same control
	Shanxi Xiaoyi Economic Development Zone Huaneng Energy Co., Ltd.	Transferred to be a subsidiary from the original joint venture
	Huaneng Chongqing Luohuang Energy Sales Co., Ltd.	Newly established
	Huaneng Chongqing Tongliang Energy Sales Co., Ltd.	Newly established
	Huaneng Guanyun Clean Energy Power Generation Co., Ltd.	Newly established
	Huaneng Jianchang Photovoltaic Power Co., Ltd.	Newly established
	Huaneng Chaoyang Volt Power Generation Co., Ltd.	Newly established
	Huaneng (Luoyuan) Port Co., Ltd.	Newly established
	Huaneng Shijiazhuang Energy Co., Ltd.	Newly established
	Huaneng Jiangyin Thermal Power Co., Ltd.	Newly established
	Huaneng Anyang Energy Co., Ltd.	Newly established
	Huaneng Shanxi Comprehensive Energy Co., Ltd.	Newly established
	Huaneng Zhanhua Photovoltaic Power Co., Ltd.	Newly established
	Huaneng Weishan New Energy Co., Ltd.	Newly established
	Huaneng Ruyi (Helan) New Energy Co., Ltd.	Newly established

Ways of changes	Name of subsidiaries	Reasons for changes
	Huaneng Dezhou New Energy Co., Ltd.	Newly established
	Zhaodong Huaneng Dechang Solar Power Co., Ltd.	Newly established
	Daqing Huaneng Shuangyu Solar Power Co., Ltd.	Newly established
	Huaneng Taizhou Bay Juji Area Photovoltaic Power Generation Co., Ltd.	Newly established
	Huaneng Mingguang Wind Power Co., Ltd.	Newly established
	Huaneng Guangxi Energy Sales Co., Ltd.	Newly established
	Huaneng Yuzhou Clean Energy Co., Ltd.	Newly established
	Huaneng Hunan Lianping Wind Power Co., Ltd.	Newly established
	Huaneng Abbaqi Clean Energy Co., Ltd.	Newly established
	Huaneng Jiashan Photovoltaic Power Co., Ltd.	Newly established
	Huaneng Zhejiang Energy Sales Co., Ltd.	Newly established
	Huaneng Guangdong Shantou Electric Power Co., Ltd.	Newly established
	Huaneng Shantou Photovoltaic Power Co., Ltd.	Newly established
	Huaneng Guigang Clean Energy Co., Ltd.	Newly established
	Huaneng Changxing Jiapu Photovoltaic Power Generation Co., Ltd.	Newly established
	Huaneng Hainan Energy Sales Co., Ltd.	Newly established
	Huaneng Yangpu Thermal Power Co., Ltd.	Newly established
Decrease	Kaifeng New Power Co., Ltd.	Transfer of equity interest
	Huaneng Taishan Electric Power Co., Ltd.	Transfer of equity interest
	Huaneng (Fujian) Seaport Co., Ltd.	Transfer of equity interest
	Yantai Huanghai Thermal Power Co., Ltd.	De-registered
	Jiangsu Huayi Energy Co., Ltd.	De-registered
	Huaneng Wulatehouqi Clean Energy Co., Ltd.	De-registered
	Huaneng Shanxi Science and Technology City Integrated Energy Co., Ltd.	De-registered

(4)	Changes in the scope of the consolidated financial statements of the Issuer for the three months ended 31 March 2018

Ways of changes	Name of subsidiaries	Reasons for changes
Increase	Huaneng Zhejiang Pinghu Offshore Wind Power Co., Ltd.	Newly established
	Huaneng Liaoning Clean Energy Co., Ltd.	Newly established
	Jiangsu Huaneng Zhongyang New Energy Co., Ltd.	Newly established
	Huaneng Henan Puyang Clean Energy Co., Ltd.	Newly established

(ii)	Major financial indicators for the recent three years and the latest period

Table – Major financial data for the recent three years and the latest period
Unit: RMB in 10 thousands
Major financial data	As at the end of/for the first quarter of 2018	As at the end of/for the year of 2017	As at the end of/for the year of 2016 (Restated)	As at the end of/for the year of 2015
Total assets	38,259,188.34	37,869,372.91	37,975,939.61	29,972,972.26
Cash at bank and on hand	1,599,978.88	936,482.35	1,021,418.47	753,781.26
Total liabilities	28,824,545.80	28,649,006.03	27,256,867.19	20,378,986.56
Shareholders’ equity	9,434,642.54	9,220,366.88	10,719,072.42	9,593,985.70
Operating revenue	4,325,563.46	15,245,944.40	13,815,029.62	12,890,487.25
Net profit	172,793.57	214,657.20	1,327,467.13	1,754,967.71
Net cash flows provided by operating activities	936,153.74	2,919,736.26	3,781,416.69	4,236,270.70
Net cash flows provided by investing activities	-395,014.69	-3,406,040.51	-2,344,022.97	-3,379,806.03
Net cash flows provided by financing activities	129,147.72	401,317.99	-1,502,265.55	-1,414,065.87

Table – Major financial indicators for the recent three years and the latest period

Units: RMB in 10 thousands, times, times, %
Financial indicators	As at the end of/for the first quarter of 2018	As at the end of/for the year of 2017	As at the end of/for the year of 2016 (Restated)	As at the end of/for the year of 2015
Current ratio	0.37	0.31	0.31	0.26
Quick ratio	0.31	0.26	0.26	0.22
Gearing ratio	75.34	75.65	71.77	67.99
Receivables turnover ratio	2.00	7.82	8.76	8.60
Inventory turnover ratio	4.77	17.52	16.05	14.26
Interest coverage ratio	1.85	1.32	2.85	3.59
EBITDA (RMB in 100 million)	96.98	326.13	448.16	456.40
EBITDA interest coverage ratio	3.71	3.19	4.82	5.24
Return on net assets	1.85	2.15	13.07	18.83
Return on total assets	0.45	0.57	3.91	5.84

Notes:

(1)	Current ratio = Current assets/Current liabilities

(2)	Quick ratio = (Current assets – Inventories)/Current liabilities

(3)	Gearing ratio = (Total liabilities/Total assets) ×100%

(4)	Receivables turnover ratio = Operating revenue/Average net accounts receivable

(5)	Inventory turnover ratio = Operating cost/Average net inventories

(6)	Interest coverage ratio = (Gross profit + Interest expense included in financial expenses)/ (Interest expense included in financial expenses + capitalized interest expense)

(7)
EBITDA = Gross profit + Depreciation on fixed assets + Depreciation on investment property + Amortization of intangible assets + Amortization of long-term deferred expenses + Interest expense included in financial expenses

(8)	EBITDA interest coverage ratio = EBITDA/Interest expense

(9)	Return on net assets = (Net profit/Average net assets) × 100%

(10)	Return on total assets = (Net profit/Average total assets) × 100%

(iii)	Condensed financial analysis by the Company’s management

According to the consolidated financial statements, in 2015, 2016, 2017 and the first quarter of 2018, the Company achieved operating revenue of RMB128,904,872,500, RMB138,150,296,200, RMB152,459,444,000 and RMB43,255,634,600 respectively with steady growth during the reporting period; realized net profit of RMB17,549,677,100, RMB13,274,671,300, RMB2,146,572,000 and RMB1,727,935,700 respectively. In 2015, 2016, 2017 and the first quarter of 2018, net cash flows generated from operating activities of the Company were RMB42,362,707,000, RMB37,814,166,900, RMB29,197,362,600 and RMB9,361,537,400 respectively. In view of the Company’s relatively stable operating performance and relatively strong profitability, the ability to repay the principal and interest of the corporate bonds is relatively stronger.

The Company has long maintained a stable financial policy, focusing on the management of liquidity and achieving well-being asset liquidity. If necessary, repayment capital could be supplemented through converting current assets into cash. As at the end of March 2018, the balance of current assets of the consolidated financial statements of the Issuer was RMB55,631,362,300, which will guarantee timely realization of right of creditor by converting current assets into cash, if necessary.

The Company possesses good financial position, credit record and market reputation, has established long-term and stable cooperative relationship with domestic large-scale financial institutions, and has strong indirect financing ability. If the Company fails to finance from the expected repayment source in a timely manner due to the exceptional circumstances, the Company, by virtue of its good credit situation and good cooperation with the financial institutions, can raise the funds to repay principal and interests of the corporate bonds.

IV.	USE OF PROCEEDS FROM THE ISSUANCE OF CORPORATE BONDS

The proceeds from the issuance of the corporate bonds (after deducting the issuance expenses) are intended to be used towards satisfying the operation and production needs, adjusting the debt structure, and supplementing the working capital and/or project investment of the Company. As the corporate bonds shall be issued in tranches, there shall be a certain degree of uncertainty regarding the obtaining of approval from the relevant authorities and the timing of issuance. After completion of issuance of all tranches of bonds and receipt of the proceeds, the Company shall made appropriate adjustments to the specific repayment plan according to the time of actual receipt of the proceeds from each tranche of the bonds and the needs of debt structure adjustment, so as to optimize the financial structure and lower interest expenses of the Company.

1.	Effect on the asset and liability structure of the Company

The successful issuance of the corporate bonds is expected to effectively increase the aggregate working capital of the Company, which shall promote more rational financial leverage level of the Company and shall be beneficial to the medium and long-term capital arrangement and the steady implementation of the strategic objectives of the Company.

2.	Effect on the financial costs of the Company

As a direct financing instrument at the capital market, corporate bonds have certain cost advantage as compared with indirect financing means such as bank loans. The issuance of corporate bonds with fixed interest rate shall enable the Company to lock its finance costs and avoid interest rate fluctuation risk associated with loans, and also provide the Company with long-term and stable supply of working capital and lower short-term repayment pressure, ensuring sustainable and steady development of the Company.

3.	Effect on the short-term repayment ability of the Company

The application of the proceeds from the issuance of the corporate bonds will supplement the working capital and enhance the current ratio of the Company, thus increasing the coverage of current assets on current liabilities and further improving the short-term repayment ability of the Company.

In summary, the issuance of the corporate bonds will further optimize the financial structure of the Company, enhance the short-term repayment ability of the Company, and also provide steady medium and long-term capital support for the Company’s future business development, enabling the Company to cope with various challenges in the market and maintain sustainable and stable growth of its main businesses, with further increase in market shares and improvement in the profitability and core competitiveness of the Company.

V.	OTHER IMPORTANT MATTERS

As of 31 December 2017, the balance of external guarantees provided by the Company amounted to approximately RMB14,749,000,000, accounted for approximately 19.53% of the equity attributable to equity holders of the Company as shown in the consolidated financial statements as at the end of 2017.

No legal proceedings or arbitration are pending which may have material impact on the financial position, operating results, reputation, business activities and future prospect of the Company.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
30 June 2018

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON REVISING THE REMUNERATION OF INDEPENDENT NON-EXECUTIVE DIRECTORS

On 29 June 2018, the “Proposal to Revise the Remuneration for Independent Directors of the Company” was approved at the 13th meeting of the 9th session of the board of directors of Huaneng Power International, Inc. (the “Company”). According to the relevant stipulations in the “Guidance Opinions on Establishing an Independent Director System in Listed Companies” of the China Securities Regulatory Commission and “Articles of Association” of the Company etc., and after taking into account the corresponding responsibilities assumed by the independent non-executive directors of the Company and their important roles in the Company’s regulated operation and scientific decision-making and at the same time combining with the Company’s actual business situation and comprehensively having made reference to the level of remuneration of independent non-executive directors of listed companies within the same industry, the Company proposes to revise the remuneration of independent non-executive directors to RMB 300,000 (before tax) per person per year, payable quarterly. The resolution shall be submitted to shareholders’ meeting of the Company for approval. The revised remuneration for independent non-executive directors will be implemented from the date on which the shareholders’ meeting is obtained.

Details of the relevant proposal will be set out in the circular to the shareholders and which will be despatched to the holders of H shares of the Company as soon as practicable.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
30 June 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     June 30, 2018